Startech Environmental Corporation
15 Old Danbury Road, Suite 203
Wilton, CT 06897
(203) 762-2499

                January 30, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Startech Environmental Corporation
         Registration Statement on Form S-1 (No. 333-129237)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on October 25, 2005 and has not been declared effective by the Commission.

The Registration Statement covers the resale of shares of our common stock by the selling securityholders named in the Registration Statement.  We request the withdrawal because the Company terminated the Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners, LP and accordingly, the Company is no longer obligated to register the shares under the SEDA.  No securities have been sold by the selling securityholders in connection with the offering covered by the Registration Statement.

If you have any questions with respect to this matter, please call our legal counsel, Christopher S. Auguste, at (212) 715-9265. Thank you for your assistance in this matter.

            Sincerely,

            Startech Environmental Corporation

            By: /s/ Peter J. Scanlon
            Name: Peter J. Scanlon
            Title:   Chief Financial Officer